
No Act
PE 1/26/11


Received SEC
FEB 25 2011
Washington, DC 20549







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11006006

February 25, 2011

Darren T. Crossett
Senior Vice President and Secretary
Beacon Federal Bancorp, Inc.
P.O. Box 186
E. Syracuse, NY 13057

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2011

Re: Beacon Federal Bancorp, Inc.
Incoming letter dated January 26, 2011

Dear Mr. Crossett:

This is in response to your letter dated January 26, 2011 concerning the shareholder proposal submitted to Beacon by Ron Miller. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Ron Miller

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Beacon Federal Bancorp, Inc.
Incoming letter dated January 26, 2011

The proposal relates to increasing shareholder value.

There appears to be some basis for your view that Beacon may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Beacon's request, documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Beacon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



P.O. Box 186, E. Syracuse, NY 13057
E-Mail: beacon@beaconfederal.com
www.beaconfederal.com

Phone: (315) 433.0111
Fax: (315) 431.9514
Toll Free: 1.888.256.3800

January 26, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

RE: Beacon Federal Bancorp, Inc.; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of Mr. Ron Miller

Ladies and Gentlemen:

Beacon Federal Bancorp, Inc. ("Beacon") is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that Beacon intends to exclude from its proxy statement and form of proxy for its 2011 annual meeting of shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") it received from Ron Miller (the "Proponent"), for the reasons described below. Beacon respectfully requests that the Staff of the Division of Corporation Finance (the "Staff') confirm that it will not recommend any enforcement action against Beacon if it omits the Proposal from its 2011 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), Beacon is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. As notice of Beacon's intention to exclude the Proposal from the 2011 Proxy Materials, a copy of this letter and its attachments is also being sent to the Proponent by overnight mail at the address he has provided. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Beacon intends to file its definitive 2011 Proxy Materials with the Commission.

THE PROPOSAL

The proposal states:

"For consideration and vote of the shareholders of Beacon Federal Bancorp, Inc., I hereby propose that the Board of the Company consider strategies to increase shareholder value in one or all of the following ways:

- Accelerate any authorized and unused share repurchase authorization;
- Hire consultants to assist the current management team with the sole purpose of increasing shareholder value;
- Hire a new management team capable of forming, articulating, and executing a strategic plan that will increase shareholder value;
- Sale of the Company

Having been a shareholder since the IPO, the stock of the Company has traded at a significant discount to its' book value, and the current management team has failed to communicate, on a regular basis, via regular conference calls or other communications with shareholders, their plan for increasing shareholder value."

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

Beacon believes that the Proposal may be excluded from its 2011 Proxy Materials in reliance on Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponent's failure to provide proof of stock ownership for the requisite one year period after Beacon's timely request for that information.

ANALYSIS

The Proponent submitted his Proposal to Beacon in a letter dated December 17, 2010, which was postmarked and received by Beacon on December 20, 2010. See Exhibit A. Beacon reviewed its registered stockholder list, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule l4a-8(b). With the aforementioned Proposal the Proponent included what he referred to as a "broker certification" indicating the number of shares purportedly held by the custodian of record for the benefit of the Proponent. See Exhibit B. Beacon notes that the "broker certification" does not meet the requirements of proof of eligibility in accordance with Rule 14a-8(b)(2).

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a proponent must be the continuous record or beneficial owner of at least $2,000 in market value, or 1% of the company's securities entitled to be voted on for at least one year at the time the proposal is submitted. Rule 14a-8(b)(2) provides, in the event the shareholder is not a registered holder of the shares, the shareholder must prove his or her eligibility. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to prove such eligibility if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. The Proponent's "broker certification" did not prove eligibility in accordance with Rule 14a-8(b)(2). Rule 14a-8(b)(2) as further explained in Staff Legal Bulletin No. 14 dated July 13, 2001, requires an affirmative written statement from the record holder that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. Mr. Miller's "broker certification" does not provide the aforementioned affirmative written statement from the record holder. We timely notified the Proponent in a letter dated January 3, 2011 (within 14 days of the receipt of the Proponent's Proposal) requesting that the Proponent provide the requisite proof of stock ownership as required under Rule 14a-8(b)(2). See Exhibit C. Beacon contacted the Proponent via telephone call on January 5, 2011, confirming that the Proponent received Beacon's letter dated January 3, 2011. To date, we have not received communication from the Proponent providing the requisite proof of stock ownership.

CONCLUSION

Based on the foregoing, Beacon respectfully requests that the Staff concur that it will take no action if Beacon excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (315) 433-0111 ext. 1528.

Sincerely,

Darren T. Crossett
Senior Vice President and Secretary

Enclosures

cc: Mr. Ron Miller (with enclosures)

BEACON FEDERAL BANCORP, INC.

Exhibit A

December 17, 2010

Board of Directors
Beacon Federal Bancorp, Inc.
c/o: Mr. Darren T. Crossett, Corporate Secretary,(Chief Operating Officer, Sr. VP, Sec., Pres of Beacon Comprehensive Services Corp., Chief Operating Officer of Beacon Federal and Sr. VP of Beacon Federal)
6611 Manlius Center Road
East Syracuse, New York 13057

Attention: Board Administration / Proxy Proposal

Via: Certified mail, return receipt requested

Dear Board Members of Beacon Federal Bancorp, Inc. –

Pursuant to your Company's proxy filed, April 19, 2010, I am here by submitting a proposal to be considered and voted on at the next annual meeting of the Company.

For the record, I am and have been a shareholder of the Company since its' initial public offering. My name is Ron Miller, and I current hold and intend to hold at least through the date of the annual meeting, a total of 7500 shares. Confirmation of this holding is attached in the form of a broker certification of same.

Specifically, I would like to forward for vote at the next annual meeting of shareholders, the following proposal: For consideration and vote of the shareholders of Beacon Federal Bancorp, Inc., I hereby propose that the Board of the Company consider strategies to increase shareholder value in one or all of the following ways:

- Accelerate any authorized and unused share repurchase authorization;
- Hire consultants to assist the current management team with the sole purpose of increasing shareholder value;
- Hire a new management team capable of forming, articulating, and executing a strategic plan that will increase shareholder value;
- Sale of the Company

Having been a shareholder since the IPO, the stock of the Company has traded at a significant discount to its' book value, and the current management team has failed to communicate, on a regular basis, via regular conference calls or other communications with shareholders, their plan for increasing shareholder value.

Sincerely,

Ron Miller

RON MILLER

BEACON FEDERAL BANCORP, INC.

Exhibit C



P.O. Box 186, E. Syracuse, NY 13057
E-Mail: beacon@beaconfederal.com
www.beaconfederal.com

Phone: (315) 433.0111
Fax: (315) 431.9514
Toll Free: 1.888.256.3800

January 3, 2011

Via Federal Express

Mr. Ronald Miller

FISMA & OMB Memorandum M-07-16

RE: Notice of Deficiencies Under SEC Rule 14a-8

Dear Mr. Miller:

I am writing to confirm receipt on December 20, 2010 of the shareholder proposals you submitted to Beacon Federal Bancorp, Inc. (the "Company") for consideration at the Company's 2011 annual meeting of shareholders.

We note that it is unclear from your letter whether you submitted your proposals pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 under the Securities and Exchange Act, as amended, or pursuant to the advance notice provisions of the Company's Bylaws, as described on pages 22 and 23 of our 2010 Proxy Statement (a copy of which is enclosed). If you submitted your proposals pursuant to Rule 14a-8, please note that there are a number of eligibility and procedural requirements that must be satisfied in order to properly submit a shareholder proposal to the Company. This letter serves as notification that your submission does not meet all of the eligibility and procedural requirements of Rule 14a-8. Specifically, as noted in more detail below, (i) you must provide us with proof of your ownership of Company shares for at least one year as of the date you submitted your proposals, and (ii) you are only permitted to submit one shareholder proposal for the Company's 2011 annual meeting of shareholders.

1. Proof of Continuous Ownership

Rule 14a-8(b) provides that shareholder proponents must submit proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Although you stated in your December 17 letter that you own 7,500 shares of the Company's stock, and you submitted a form from the custodian of your IRA account, such documentation does not provide the ownership information required under Rule 14a-8.

To remedy this deficiency, you must submit sufficient proof of your ownership of the requisite number of Company shares in the manner specified by Rule 14a-8(b). If you hold the Company's shares through a bank or broker (or other "record" holder), then in order to substantiate your share ownership, Rule 14a-8(b)(2) requires that you submit to the Company a written statement from that bank or broker verifying that, at the time you submitted your proposal, you continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the proposal at the Company's 2011 annual meeting of shareholders for at least one year. Please see Rule 14a-8(b)(2)(i) for further details, and Rule 14a-8(b)(2)(ii) for an alternative way to prove ownership.

2. Multiple Proposals

Pursuant to Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that your shareholder proposals, as described in your December 17 letter, comprise more than one proposal. In order to cure this deficiency, you must select and submit a single proposal to the Company for its 2011 annual meeting of shareholders.

* * *

Please note that the SEC's rules require that your response to cure the above-noted deficiencies must be postmarked or transmitted electronically to the Company no later than 14 calendar days from the date you receive this letter. If you do not adequately correct these deficiencies in that timeframe, the Company may seek to exclude your proposal from its 2011 proxy materials. Further, please note that there may be additional bases under the SEC's rules on which the Company may seek to exclude your proposal from its proxy materials.

If you were providing notice pursuant to the advance notice provisions of the Company's Bylaws, please note that you are required to comply with Article I, Section 6, of the Company's Bylaws.

If you have any questions with respect to the foregoing, please call me at (315) 433-0111. For your reference, I enclose a copy of Rule 14a-8 and a copy of the Company's Bylaws.

Sincerely,

Darren T. Crossett
Senior Vice President and Secretary

Enclosures

F:\clients\1000\Shareholder Proposal.Miller Letter 12-10.v2.doc